UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Max Capital Group Ltd.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

G6052F103

(CUSIP Number)

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [X]

?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 19 pages

CUSIP No.	G6052F103

1		NAMES OF REPORTING PERSONS Moore Holdings, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,418,873

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,418,873

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,418,873

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 19 pages

CUSIP No.	G6052F103

1		NAMES OF REPORTING PERSONS Louis M. Bacon

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,752,207

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

11,752,207

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,752,207

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.4%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; IA

Page 4 of 19 pages

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D relates to common shares, par value $1.00 per share (the “Shares”), of Max Capital Group Ltd. (the “Issuer”). This Amendment No. 4 supplements the initial statement on Schedule 13D, dated August 19, 2003, Amendment No. 1 thereto, dated January 28, 2004, Amendment No. 2 thereto, dated October 25, 2004, and Amendment No. 3 thereto, dated August 7, 2009 (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background

This Statement is being filed on behalf of (1) Moore Holdings, LLC, a Delaware limited liability company (“Moore Holdings”), and (2) Louis M. Bacon (“Mr. Bacon”), a United States citizen. Mr. Bacon: (a) is the chief executive officer and director and indirectly controls the limited partnership which serves as discretionary investment manager to Moore Global Investment, Ltd., an international business company organized under the laws of the Bahamas (“MGI”); (b) indirectly controls the limited liability company that serves as general partner of Remington Investment Strategies, L.P., a Delaware limited partnership (“Remington”); and (c) is the majority equity holder of a Delaware limited liability company that is the managing member of Moore Holdings. Hereinafter, Moore Holdings and Mr. Bacon, collectively, are referred to as the “Reporting Persons.”

This Statement relates to Shares held for the accounts of each of Remington, MGI and Moore Holdings. The principal business office of each of the Reporting Persons is located at 1251 Avenue of the Americas, New York, New York 10020.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

As of February 26, 2010, the number of Shares outstanding was 55,468,898.

(a)     (i) Moore Holdings may be deemed to be the beneficial owner of 9,418,873 Shares (approximately 16.3% of the total number of Shares outstanding and assuming the exercise of warrants held for its account) held for its account. This number consists of (A) 7,213,555 Shares held for its account, and (B) 2,205,318 Shares issuable upon the exercise of warrants held for its account.

(ii) Mr. Bacon may be deemed the beneficial owner of 11,752,207 Shares (approximately 20.4% of the total number of Shares outstanding and assuming the exercise of warrants held for the account of Moore Holdings). This number consists of (A) 1,666,667 Shares held for the benefit of MGI, (B) 666,667 Shares held for the account of Remington, (C) 7,213,555 Shares held for the account of Moore Holdings, and (D) 2,205,318 Shares issuable upon the exercise of warrants held for the account of Moore Holdings.

(b)      (i) Moore Holdings may be deemed to have shared power to direct the voting and disposition of the 9,418,873 Shares held for its account above.

  (ii) Mr. Bacon may be deemed to have shared power to direct the voting and disposition of the 11,752,207 Shares held for the accounts of Remington, MGI and Moore Holdings as described above.

(c)        There have been no transactions effected with respect to the Shares by any of the Reporting Persons in the past 60 days.

(d)       (i) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by MGI in accordance with their ownership interests in MGI.

  (ii) The partners of Remington have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Remington in accordance with their partnership interests in Remington.

Page 5 of 19 pages

(iii) The members of Moore Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Moore Holdings.

                (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities

On March 3, 2010, Moore Holdings, Remington and MGI entered into a shareholder voting agreement (the “Voting Agreement”) with Harbor Point Limited (“Harbor Point”) in connection with the execution of an Agreement and Plan of Amalgamation, dated as of March 3, 2010, among the Issuer, Harbor Point and the Amalgamation Sub. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Voting Agreement. A copy of the Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference in response to this Item 6.

Pursuant to Section 4.1 of the Voting Agreement, each of Moore Holdings, Remington and MGI has agreed, during the Voting Period, to vote all of its Shares: (a) in favor of the Parent Share Issuance; (b) in favor of adoption of any proposal in respect of which the Issuer’s Board of Directors has (i) determined is designed to facilitate the consummation of the Amalgamation, (ii) disclosed the determination described in clause (i) in the Issuer’s proxy materials or other written materials disseminated to all of the shareholders of the Issuer and (iii) recommended to be adopted by the shareholders of the Issuer; (c) against any Takeover Proposal; and (d) against any amendments to the memorandum of association or by-laws of the Issuer or other proposal or transaction involving the Issuer or any of its subsidiaries that in any manner would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Amalgamation or the other transactions contemplated by the Plan of Amalgamation or change, in any manner, the voting rights of any class of capital stock of the Issuer.

Pursuant to Section 4.2 of the Voting Agreement, each of Moore Holdings, Remington and MGI has granted to and appointed Harbor Point and up to two designated representatives of Harbor Point as such shareholder’s proxy to attend all meetings of the shareholders of the Issuer and to vote the Shares at any meeting of the shareholders of the Issuer or in any action by written consent of the shareholders of the Issuer, during the Voting Period, solely on the matters and in the manner specified in Section 4.1 of the Voting Agreement.

The Voting Agreement and the obligations thereunder shall automatically terminate on the first to occur of (a) the termination of the Plan of Amalgamation in accordance with its terms, (b) a written agreement between Harbor Point and a shareholder to terminate the Voting Agreement (provided that in the case of this clause (b) any such termination shall be effective only with respect to such shareholder or shareholders party to such agreement to terminate), (c) the Effective Time and (d) the Plan of Amalgamation is amended to increase the Consideration to be paid to the shareholders of Harbor Point in connection with the Amalgamation.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement attached as Exhibit A hereto.

Item 7.  Material to be Filed as Exhibits

The information set forth in the Exhibit Index is incorporated herein by reference.

Page 6 of 19 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2010

MOORE HOLDINGS, LLC

By:	/s/ James E. Kaye
Name: James E. Kaye
Title: Vice President

LOUIS M. BACON

By:	/s/ James E. Kaye
Name: James E. Kaye
Title: Attorney-in-Fact

Page 7 of 19 pages

EXHIBIT INDEX

Exhibit	Description

A.	Parent Shareholder Voting Agreement, dated as of March 3, 2010, by and among Harbor Point Limited, Moore
Holdings, LLC, Moore Global Investment, Ltd. and Remington Investment Strategies, L.P.

B.	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor of James E. Kaye and Anthony J.
DeLuca (incorporated by reference to Exhibit A to Amendment No. 3 to the Schedule 13D filed with the SEC on
August 7, 2009 (File No. 005-77924))

Page 8 of 19 pages

Exhibit A

EXECUTION COPY

PARENT SHAREHOLDER VOTING AGREEMENT – INVESTOR

This Parent Shareholder Voting Agreement (this “Agreement”), dated as of March 3, 2010, is entered into by and among Harbor Point Limited, a Bermuda company (the “Company”), and each of the shareholders of Max Capital Group Ltd., a Bermuda company (the “Parent”), listed on Schedule A attached hereto (each, a “Shareholder” and, collectively, the “Shareholders”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Plan of Amalgamation (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Amalgamation Sub and the Company have entered into an Agreement and Plan of Amalgamation, dated as of the date hereof (the “Plan of Amalgamation”) (as the same may be amended or amended and restated from time to time in accordance with its terms);

WHEREAS, each Shareholder is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) directly or through its investment manager, as the case may be, of (a) Parent Common Shares (such shares, together with any other securities of Parent having voting rights acquired by such Shareholder (including Parent Common Shares acquired upon the exercise of any Parent Stock Options (as defined below) or Parent Warrants (as defined below) or upon the vesting of any Restricted Parent Common Shares (as defined below) held by such Shareholder) after the date hereof through the date this Agreement is terminated in accordance with its terms (the “Voting Period”) being collectively referred to herein as the “Shares”), (b) options to acquire Parent Common Shares (“Parent Stock Options”), (c) restricted Parent Common Shares (“Parent Restricted Shares”), (d) warrants to acquire Parent Common Shares (“Parent Warrants”), and (e) restricted share units (“Parent Restricted Share Units”), in each case, as of the date hereof and as set forth opposite such Shareholder’s name on Schedule A attached hereto; and

WHEREAS, obtaining the Parent Share Issuance Vote is a condition to the consummation of the Amalgamation.

NOW, THEREFORE, in consideration of the Company entering into the Plan of Amalgamation and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1.      Representations and Warranties of Each Shareholder. Each Shareholder hereby represents and warrants to the Company as of the date of this Agreement as follows:

1.1       Title to the Shares. Such Shareholder is the record and beneficial owner directly or through its investment manager, as the case may be, of (a) the Parent Common Shares, Parent Stock Options, Parent Restricted Share Units, Parent Restricted Shares and Parent Warrants set forth opposite the name of such Shareholder on Schedule A attached hereto and (b) in the case of Moore Holdings, LLC (“Moore Holdings”), 546,888 Parent Common Shares (the “Transferrable Shares”), which, as of the date hereof, constitute all of the Parent Common Shares and other securities convertible into or exercisable for any Parent Common Shares, whether vested or unvested, owned of record or beneficially by such Shareholder. Except as provided in Section 3.1 of this Agreement, the Company acknowledges and agrees that Transferrable Shares shall not be deemed “Shares” for purposes of this Agreement.

1.2       Voting Matters. Such Shareholder has the sole power to vote or cause to be voted Parent Common Shares and any other securities convertible into or exercisable for any Parent Common Shares set forth opposite the name of such Shareholder on Schedule A attached hereto on the matters specified in Section 4.1 hereof, free and clear of any and all claims, liens, encumbrances or restrictions on the right to vote such Shares, except (a) as may exist by reason of this Agreement, (b) pursuant to applicable Law or (c) as referenced in Section 3.4 hereof. In furtherance (and not in limitation) of the foregoing, such Shareholder represents and warrants to the Company that all proxies heretofore given in respect of any of its Shares, if any, are not irrevocable and that all such proxies have been properly revoked or are no longer in effect as of the date hereof.

1.3       Organization. To the extent such Shareholder is a corporation, partnership, limited liability company or other entity, such Shareholder is duly organized, validly existing, and in good standing (or the equivalent concept to the extent

Page 9 of 19 pages

applicable) under the laws of the jurisdiction of its incorporation, formation or organization.

1.4       Authority Relative to this Agreement. To the extent such Shareholder is a corporation, partnership, limited liability company or other entity (a) such Shareholder has all requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which it is a party and (b) the execution and delivery of this Agreement by such Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement to which it is a party have been duly and validly authorized by all necessary and appropriate corporate, partnership, company or other action on behalf of such Shareholder. To the extent that such Shareholder is an individual, such Shareholder has the requisite legal capacity to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated by this Agreement to which he or she is a party. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent that enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding at law or in equity).

1.5       No Conflict. The execution and delivery of this Agreement by such Shareholder does not, and the performance of its obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby to which it is a party will not, (a) require any consent or approval by, filing with, or notification to, any Governmental Entity or any other Person, by such Shareholder with the exception of a Schedule 13D, (b) to the extent such Shareholder is a corporation, partnership, limited liability company or other entity, violate or conflict with or result in any breach of any provision of the organizational documents of such Shareholder, (c) violate or conflict with or result in any breach of or default (with or without notice or lapse of time or both) under or give to any other Person (with or without notice or lapse of time or both) any right of termination, acceleration or cancellation of, any provision of, or result in the creation of any claims, liens, encumbrances or restrictions on the right to vote such Shares pursuant to, any provision of, any agreement to which such Shareholder is a party or any instrument, permit, concession, franchise or license of such Shareholder or (d) violate or conflict with any Law applicable to such Shareholder or to such Shareholder’s properties or assets, except in the case of the foregoing clauses (a), (c) and (d) only, for any of the foregoing as would not reasonably be expected to materially impair or restrict such Shareholder’s ability to perform its obligations under this Agreement.

1.6       Reliance by the Company. Such Shareholder understands and acknowledges that the Company is entering into the Plan of Amalgamation in reliance upon such Shareholder’s execution and delivery of this Agreement.

SECTION 2.      Representations and Warranties of Parent. The Company hereby represents and warrants to each Shareholder as of the date of this Agreement as follows:

2.1       Organization. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of Bermuda.

2.2       Authority Relative to this Agreement. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement and (b) the execution and delivery of this Agreement by the Company and the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement to which it is a party have been duly and validly authorized by all necessary and appropriate corporate action by the board of directors of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the Shareholders party hereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding at law or in equity).

2.3       No Conflict. The execution and delivery of this Agreement by the Company does not, and the performance of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby will not, (a) require any consent or approval by, filing with, or notification to, any Governmental Entity or any other Person, by the Company or any of its Subsidiaries, (b) violate or conflict with or result in any breach of any provision of the memorandum of association, bye-laws or equivalent organizational documents of the Company or any of its Subsidiaries, (c) violate or conflict with or result in any breach of or default (with or without notice or lapse of time or both) under or give to any other Person (with or without notice or lapse of time or both) any right of termination, acceleration or cancellation of, any provision of, any agreement to which the Company or any of its

Page 10 of 19 pages

Subsidiaries is a party or any instrument, permit, concession, franchise or license of the Company or any of its Subsidiaries or (d) violate or conflict with any Law applicable to the Company, its Subsidiaries or their respective properties or assets, except, in the case of the foregoing clauses (a), (c) and (d) only for any of the foregoing as would not reasonably be expected to materially impair or restrict the Company’s ability to perform its obligations under this Agreement.

                 SECTION 3.     Additional Agreements.

3.1       Restriction on Transfer. Subject to applicable Law, each Shareholder hereby covenants and agrees, that during the Voting Period, except as otherwise specifically contemplated or permitted by this Agreement or the Plan of Amalgamation, such Shareholder shall not, and shall not offer or agree to, (a) directly or indirectly, sell (including any short sale), transfer, tender, pledge, encumber, assign or otherwise dispose of, (b) grant any proxy or power of attorney with respect to, deposit into a voting trust or enter into a voting arrangement, whether by proxy, voting agreement or otherwise with respect to or (c) enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit or loss-sharing arrangement) with respect to or related to, any Shares or any interest therein or any of the other securities convertible into or exercisable for any Parent Common Shares set forth on Schedule A attached hereto (each of the foregoing, a “Transfer”); provided, however, that any Shareholder may make a Transfer to any Affiliate of such Shareholder (a “Permitted Transfer”); provided that the effectiveness of a Permitted Transfer shall be conditioned on the transferee executing an agreement (in form and substance reasonably satisfactory to the Company) to be bound by the provisions of this Agreement for the benefit of the Company and that there shall be no further Transfers except in accordance with this Agreement; provided, further, that no Permitted Transfer shall relieve the transferring Shareholder from any liability for any breach of its representations, warranties, agreements and obligations hereunder occurring prior to such Permitted Transfer. In addition and without the prior consent of the Company, Moore Holdings shall be permitted to Transfer the Transferrable Shares to its members, and for purposes of clarity, upon such transfer the Transferrable Shares shall no longer be subject to this Agreement. To the extent that any such Transferrable Shares have not been so Transferred prior to the initial record date for the Parent Shareholder Meeting (the “Specified Transferrable Shares”), the Specified Transferrable Shares shall be deemed to be, and shall be treated as, “Shares” for all purposes of this Agreement and the effectiveness of any Transfer of Specified Transferrable Shares shall be conditioned on the transferee executing an agreement (in form and substance reasonably satisfactory to the Company) to be bound by the provisions of this Agreement for the benefit of the Company and that there shall be no further Transfers except in accordance with this Agreement.

3.2       Additional Shares. In the event of a share dividend or distribution, or any change in the Parent Common Shares by reason of any share dividend or distribution, split-up, recapitalization, reclassification, combination, conversion or the like, including the exchange of any securities convertible into or exercisable for any Parent Common Shares, the term “Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction. For the avoidance of doubt, it is the intent of the parties that all Parent Common Shares or other securities convertible into or exercisable for any Parent Common Shares acquired by each Shareholder after the date hereof through the Voting Period be subject to the provisions of this Agreement.

3.3       Non-Solicitation. During the Voting Period, each Shareholder shall, and shall use reasonable best efforts to cause its Representatives to, comply with the covenants set forth in Section 5.4(a) of the Plan of Amalgamation applicable to Parent as if such covenants were applicable to such Shareholder.

3.4       Company Acknowledgment. The Company acknowledges and agrees that (a) the voting power otherwise conferred by the Shares under bye-law 51 of Parent’s bye-laws may be adjusted pursuant to bye-law 52 of the Company’s bye-laws with respect to any vote on the matters specified in Section 4.1 hereof (a “Voting Power Adjustment”), (b) nothing in this Agreement shall prohibit, limit, affect, modify, interpret or otherwise influence any determination made by Parent with respect to a Voting Power Adjustment and (c) if a Voting Power Adjustment is made with respect to a Shareholder’s Shares, such Voting Power Adjustment shall not form the basis for any breach or violation by such Shareholder of this Agreement. Each Shareholder covenants and agrees that it shall promptly respond to any request of Parent’s Board of Directors for information in the manner specified in bye-law 52 of Parent bye-laws.

                SECTION 4.      Voting Agreement; Proxy.

4.1       Voting Agreement. Each Shareholder hereby agrees that during the Voting Period, at any meeting of the shareholders of Parent or in any action by written consent of the shareholders of Parent, such Shareholder shall vote (or cause to be voted) all of its Shares:

Page 11 of 19 pages

                                                (a)        in favor of the Parent Share Issuance;

(b)        in favor of adoption of any proposal in respect of which Parent’s Board of Directors has (i) determined is designed to facilitate the consummation of the Amalgamation, (ii) disclosed the determination described in clause (i) in Parent’s proxy materials or other written materials disseminated to all of the shareholders of Parent and (iii) recommended to be adopted by the shareholders of Parent;

(c)          against any Takeover Proposal; and

(d)        against any amendments to the memorandum of association or bye-laws of Parent or other proposal or transaction involving Parent or any of its Subsidiaries that in any manner would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Amalgamation or the other transactions contemplated by the Plan of Amalgamation or change, in any manner, the voting rights of any class of capital stock of Parent;

provided that in the event that such Shareholder’s proxy has been granted to Parent pursuant to Section 4.2 (and such proxy remains effective in accordance therewith), Shareholder shall have no obligations under this Section 4.1 with respect to the meeting of the shareholders of Parent for which such proxy has been granted.

                                4.2           Grant of Proxy.

(a)        In furtherance of Section 4.1 of this Agreement, subject to Section 4.2(b) hereof and the proviso set forth below, each Shareholder hereby irrevocably grants to and appoints the Company and up to two of the Company’s designated representatives (the “Authorized Parties”), and each of them individually, as such Shareholder’s proxy (with full power of substitution and resubstitution) for and in the name, place and stead of such Shareholder, to attend all meetings of the shareholders of Parent and to vote the Shares at any meeting of the shareholders of Parent or in any action by written consent of the shareholders of Parent, during the Voting Period solely on the matters and in the manner specified in Section 4.1 hereof, in each case subject to applicable Law (the “Proxy”); provided that in the case of any meeting of the shareholders of Parent during the Voting Period at which a matter described in Section 4.1 is to be considered, such Shareholder’s grant of the Proxy contemplated by this Section 4.2(a) shall be effective if, and only if, such Shareholder has not delivered to the Secretary of Parent at least three Business Days prior to such meeting a duly executed proxy card previously approved by the Company (such approval shall not be unreasonably withheld or delayed) voting such Shareholder’s Shares in the manner specified in Section 4.1. For the avoidance of doubt, the Proxy shall be effective for all actions by written consent of the shareholders of Parent during the Voting Period with respect to the matters set forth in Section 4.1.

(b)        It is hereby agreed that the Authorized Parties will use any Proxy granted by any Shareholder solely in accordance with applicable Law and will only vote the Shares subject to such Proxy with respect to the matters and in the manner specified in Section 4.1 hereof. Subject to the foregoing sentence, following the grant of a Proxy pursuant to Section 4.2(a), the vote of an Authorized Party shall control in any conflict between the vote by an Authorized Party of such Shares and any other vote by such Shareholder of its Shares during the Voting Period.

(c)        Each Shareholder hereby affirms that any Proxy granted pursuant to this Section 4.2 is given by such Shareholder in connection with, and in consideration of, the execution of the Plan of Amalgamation by the Company, and that any such Proxy will be given to secure the performance of the duties of such Shareholder under this Agreement.

(d)        Any Proxy granted pursuant to this Section 4.2 by such Shareholder shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder. Any Proxy granted hereunder shall terminate, and any underlying appointment shall automatically be revoked and rescinded and of no force and effect, upon the termination of this Agreement.

(e)        Each Shareholder hereby acknowledges that Parent has agreed, pursuant to Section 5.1 of the Plan of Amalgamation, to recognize the Proxy at any meeting of the shareholders of Parent during the Voting Period. Each Shareholder hereby further agrees that it will not intentionally take any action or fail to take any action with the primary purpose of causing Parent to fail to recognize such Proxy.

                                4.3           Other Voting. Each Shareholder shall vote on all issues other than those specified in Section 4.1 hereof

Page 12 of 19 pages

that may come before a meeting of, or action by written consent by, the shareholders of Parent in its sole discretion; provided that such vote or consent does not contravene the provisions of this Section 4. For the avoidance of doubt, the Company shall not have the right to be granted any proxy of a Shareholder in connection with any such vote.

SECTION 5.      Further Assurances. Each Shareholder shall, from time to time, perform such further acts and execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request in writing for the purpose of effectuating the matters covered by this Agreement or that are necessary to vest in the Company the power to carry out and give effect to the provisions of this Agreement.

SECTION 6.      Termination. This Agreement and the obligations hereunder shall automatically terminate on the first to occur of (a) the termination of the Plan of Amalgamation in accordance with its terms, (b) a written agreement between the Company and a Shareholder to terminate this Agreement (provided that in the case of this clause (b) any such termination shall be effective only with respect to such Shareholder or Shareholders party to such agreement to terminate, and not any other shareholder of Parent party to this Agreement or a similar agreement with the Company), (c) the Effective Time and (d) in the case of any Shareholder who is not a director of Parent and who is not identified onSchedule A attached hereto as having a designee on Parent’s Board of Directors, the Plan of Amalgamation is amended to increase the Consideration to be paid to the shareholders of the Company in connection with the Amalgamation. The representations, warranties, obligations and agreements of the parties contained in this Agreement shall not survive any termination of this Agreement; provided that in the event this Agreement is terminated under clause (a) of the preceding sentence, no party shall be relieved from its liability for any willful and material breach of its obligations hereunder committed prior to such termination. For the avoidance of doubt, the Voting Period will automatically end when this Agreement is terminated in accordance with this Section 6.

               SECTION 7.        Miscellaneous.

7.1       Publication. Each Shareholder hereby permits Parent and the Company to publish and disclose in any proxy statement or prospectus (including any document or schedule filed with the SEC) or any other regulatory filings in connection with the Plan of Amalgamation such Shareholder’s identity and ownership of Parent Common Shares, the other information set forth on Schedule A attached hereto, and the nature of its commitments, arrangements and understandings pursuant to this Agreement. Each of Parent and the Company hereby permits Shareholder to publish and disclose in any regulatory filing or filings which it is required under Law to make as a result of this Agreement, the identity of Parent and the Company, and the nature of Parent’s and the Company’s commitments, arrangements and understandings pursuant to this Agreement.

7.2       Expenses. All costs and expenses (including the fees and expenses of investment bankers, accountants and counsel) incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

7.3        Entire Agreement; No Third Party Beneficiaries.

(a)        This Agreement, including the Proxy and Schedule A attached hereto, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that if there is any conflict between this Agreement and the Plan of Amalgamation, this Agreement shall control. This Agreement is intended to create a contractual relationship between each Shareholder, on the one hand, and the Company, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto. Without limiting the generality of the foregoing, each Shareholder (i) is entering into this Agreement solely on its own behalf and, except as expressly set forth in this Agreement, shall not have any obligation to perform on behalf of any other shareholder of Parent and (ii) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law with any other shareholder of Parent. Each Shareholder is not Affiliated with any other holder of Shares entering into a voting agreement with the Company in connection with the Plan of Amalgamation and has acted independently regarding such Shareholder’s decision to enter into this Agreement. The Company acknowledges and agrees that (A) absent an express statement in a representation, warranty, covenant or agreement to joint liability between or among a group of Shareholders specifically identified by name in such representation, warranty, covenant or agreement, all representations, warranties, covenants and agreements of the Shareholders in this Agreement shall be made on a several, and not joint, basis and (B) in accordance with and subject to the foregoing, no Shareholder shall have any liability or obligation for any breach or violation of, or failure to perform under, this Agreement by any other Shareholder.

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(b)        This Agreement is not intended to, and shall not, confer upon any Person not a party hereto any rights or remedies hereunder.

7.4       Assignment. Except as expressly provided in Section 3.1 hereof, a Shareholder may not assign any rights or delegate any obligations under this Agreement without the prior written consent of the Company. The Company may not assign any rights or delegate any obligations under this Agreement, in each case, with regard to a Shareholder without the prior written consent of such Shareholder. Any such purported assignment or delegation made in violation of the foregoing shall be null and void.

7.5       Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns (including, for the avoidance of doubt, a Shareholder’s heirs, legal representatives, successors and assigns).

7.6       Amendment; No Waiver. This Agreement may not be amended except by an instrument in writing between the Company and any Shareholder; provided that any amendment shall be effective only with respect to such Shareholder. Neither the failure nor any delay by any party hereto in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. In addition, (a) no claim or right arising out of this Agreement can be discharged by any party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by such party, (b) no waiver that may be given by any party will be applicable except in the specific instance for which it is given and (c) no notice to or demand on a party will be deemed to be a waiver of any obligation of such party and no notice from or demand by a party will be deemed to be a waiver of such party’s right to take further action without notice or demand as provided in this Agreement.

7.7       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

7.8       Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) by facsimile upon confirmation of receipt or (c) on the second Business Day following the date of dispatch if delivered by a recognized express courier service. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

if to the Company:

Harbor Point Re Limited

Chesney House

96 Pitts Bay Road

Pembroke HM 08

Bermuda

Attention: Carol Rivers

Facsimile: +1 (441) 296-1827

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:	Todd E. Freed, Esq.
Phyllis Korff, Esq.
Facsimile:	+1 (212) 735-2000

if to a Shareholder, at its respective address set forth on Schedule A attached hereto.

7.9	Governing Law. This Agreement shall be governed in all respects, including as to validity, interpretation

Page 15 of 19 pages

and effect, by the Laws of the State of New York, without giving effect to its principles or rules of conflict of Laws. In furtherance of the foregoing, the parties hereby acknowledge and agree that it is their intent that the Chosen Courts (as defined below) not apply the internal affairs doctrine for the purposes of any litigation, action, suit or other proceeding with respect to the subject matter hereof.

7.10      Specific Performance; Submission to Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the discretion of the Chosen Courts, the parties shall be entitled to an injunction or injunctions to prevent breaches or violations of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Moreover, and in recognition of the foregoing, each of the parties hereby waives (a) any defense in any action for specific performance of this Agreement that a remedy at law would be adequate and (b) any requirement under any Law for any party to post security as a prerequisite to obtaining equitable relief. Each party irrevocably and unconditionally consents, agrees and submits to the jurisdiction of the United States District Court for the Southern District of New York or any New York State court, in each case, located in the Borough of Manhattan and not in any other State or Federal court in the United States of America or any court in any other country (and appropriate appellate courts therefrom) (the “Chosen Courts”), for the purposes of any litigation, action, suit or other proceeding with respect to the subject matter hereof. Each party agrees to commence any litigation, action, suit or proceeding relating hereto only in the Chosen Courts. Each party irrevocably and unconditionally waives any objection to the laying of venue of any litigation, action, suit or proceeding with respect to the subject matter hereof in the Chosen Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation, action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties agree that a final judgment in any such litigation, action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

7.11      Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to a section or subsection, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, will be deemed to refer to March 3, 2010. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including Schedule A hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement mean the Company and each of the Shareholders, as the case may be.

7.12      Counterparts. This Agreement may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page of this Agreement by facsimile transmission or electronic .”pdf” shall be effective as delivery of a manually executed counterpart hereof.

[Rest of page intentionally left blank]

Page 16 of 19 pages

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

HARBOR POINT LIMITED

By:          /s/

Name:
Title:

[Signature page to Parent Shareholder Voting Agreement]

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MOORE HOLDINGS, LLC

By:          /s/

Name:
Title:

[Signature page to Parent Shareholder Voting Agreement]

Page 18 of 19 pages

MOORE GLOBAL INVESTMENTS, LTD.

By: Moore Capital Management, LP, its Investment Manager

By:          /s/

Name:
Title:

[Signature page to Parent Shareholder Voting Agreement]

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REMINGTON INVESTMENT STRATEGIES, L.P.

By: Moore Capital Management, LP, its Investment Manager

By:          /s/

Name:
Title:

[Signature page to Parent Shareholder Voting Agreement]

Page 19 of 19 pages

Schedule A

Name and Address	Number of Parent Common Shares Owned as of March 3, 2010	Number of Parent Stock Options Owned as of March 3, 2010	Number of Parent Restricted Common Shares Owned as of March 3, 2010	Number of Parent Restricted Share Units Owned as of March 3, 2010	Number of Parent Warrants to Owned as of March 3, 2010
Moore Holdings, LLC 1251 Avenue of the Americas New York, NY 10020	6,666,667 546,888*				2,205,318
Moore Global Investment, Ltd. 1251 Avenue of the Americas New York, NY 10020	1,666,667
Remington Investment Strategies, L.P. 1251 Avenue of the Americas New York, NY 10020	666,667

_________________________

*  These 546,888 Parent Common Shares are being treated in accordance with Section 1.1 and Section 3.1 of the Agreement.